UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

October 24, 2016

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

Piazzale Cadorna 3, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The following is the text of a press release issued on October 24, 2016.

Luxottica Group reports net sales increase of 3.2%
in the third quarter of 2016

The Group enters the prescription lens market in Europe

Reported figures

•	Group’s net sales +3.2% to Euro 2,225 million at current exchange rates (+3.5% at constant exchange rates2)

	–	Wholesale segment’s net sales: -3.2% at current exchange rates to Euro 800 million (-3.6% at constant exchange rates2)
	–	Retail segment’s net sales: +7.2% at current exchange rates on a reported basis to Euro 1,425 million (+7.9% at constant exchange rates[2] on a reported basis)
Adjusted[3,5] figures
•	Group’s adjusted net sales +1.2% to Euro 2,225 million at current exchange rates (+1.4% at constant exchange rates2)
	–	Wholesale segment’s net sales: -3.2% at current exchange rates to Euro 800 million (-3.6% at constant exchange rates2)
	–	Retail segment’s net sales: +3.8% at current exchange rates on an adjusted basis to Euro 1,425 million (+4.4% at constant exchange rates[2] on an adjusted basis)

•                 Outlook confirmed for 2016

Milan (Italy), October 24, 2016 – The Board of Directors of Luxottica Group S.p.A. (MTA: LUX; NYSE: LUX), a leader in the design, manufacture, distribution and sale of fashion, luxury and sports eyewear, met today to review the consolidated net sales for the third quarter of 2016 in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

Reported net sales in the third quarter of 20161

(Millions of Euro)	3Q 2015	3Q 2016	Change at constant exchange rates[2]	Change at current exchange rates
Group net sales	2,155	2,225	+3.5%	+3.2%
Wholesale division	826	800	-3.6%	-3.2%
Retail division	1,329	1,425	+7.9%	+7.2%

Adjusted3,5 net sales in the third quarter of 20161

(Millions of Euro)	3Q 2015	3Q 2016	Change at constant exchange rates[2]	Change at current exchange rates
Group adjusted net sales	2,199	2,225	+1.4%	+1.2%

Wholesale division	826	800	-3.6%	-3.2%
Retail division(3,5)	1,373	1,425	+4.4%	+3.8%

Reported net sales in the first nine months of 20161

(Millions of Euro)	9M 2015	9M 2016	Change at constant exchange rates[2]	Change at current exchange rates
Group net sales	6,822	6,944	+3.5%	+1.8%
Wholesale division	2,834	2,770	-0.3%	-2.3%
Retail division	3,988	4,174	+6.1%	+4.7%

Adjusted3,5 net sales in the first nine months of 20161

(Millions of Euro)	9M 2015	9M 2016	Change at constant exchange rates[2]	Change at current exchange rates
Group adjusted net sales	6,952	6,944	+1.5%	-0.1%
Wholesale division	2,834	2,770	-0.3%	-2.3%
Retail division(3,5)	4,118	4,174	+2.8%	+1.4%

Luxottica closed the third quarter of 2016 with reported net sales up by 3.2%, driven by solid results in Europe and some emerging markets, the overall acceleration of retail and an extended summer season which favored the success of the Group’s new collections.

The Group continues to grow due to its vertical integration and geographic diversification despite the temporary reduction of wholesale sales in the North American and Chinese markets in the third quarter of 2016 as a result of stricter trade policies. The enforcement of the “MAP policy” (Minimum Advertised Price) in North America, with zero discounts from July 1, was critical in allowing Luxottica to develop the equity of its brand portfolio, clean up its distribution channels and defend the business of its wholesale customers. While the initiative has resulted in a decrease in sales to online operators by more than 60%, on the upside, the number of discounted offers in the e-commerce channel has also seen a significant decrease.

In China, the reconfiguration of the Group’s distribution network and termination of several relationships with independent dealers resulted, at this early stage, in the withdrawal of goods from the marketplace equaling more than 30% of third quarter net sales in the country.

In retail, Sunglass Hut once again confirmed its place as a leading global brand in the sun segment, with revenue growth of 14% at constant exchange rates2.

In North America, a weak market environment, a reduction in price-based promotions at LensCrafters slowed the growth in comparable store sales4 for the optical retail business.

The Group’s e-commerce platforms continued to grow, with revenue up by 18% at constant exchange rates2 during the third quarter of 2016.  The Group has targeted e-commerce as an area for accelerated growth in 2017.

Luxottica is continuing to invest in the second half of the year to support the simplification and further integration of the business along with projects designed to enhance the Group’s technological, manufacturing and logistics infrastructure. In Sedico, Italy, the Group recently opened the laboratory for the production of ophthalmic lenses which will serve Europe, creating an integrated logistics and production hub between lenses and frames. This laboratory is an addition to the existing six facilities that are already making Luxottica a major player in the high-end ophthalmic lens business. By early 2017, new central labs will follow to serve North America and Asia-Pacific. They will produce ophthalmic lenses perfectly adapted to each frame manufactured by Luxottica, with the goal of providing consumers with a complete pair of prescription frames of the highest quality and aesthetic. Luxottica will offer eyecare providers a new service model, unparalleled in the market, integrating lenses and frames while also leveraging the efficiency of the Group’s global distribution network.

“We are pleased with the quality of our growth in the quarter and the vitality of our business in markets such as Europe, Latin America and Southeast Asia. We managed to achieve these results during a period of major investment, integration and organizational simplification of the Group, and an uncertain macroeconomic setting. The solid growth of retail sales more than offset the reduction in wholesale volumes, which were affected by the decision to sharply reduce sales to online operators in North America and the withdrawal of goods from Chinese independent distributors who were not aligned with the Group’s new distribution strategies. Ultimately, protecting the integrity and growth of our proprietary and licensed brands stands at the center of our strategy”, commented Leonardo Del Vecchio, Executive Chairman, and Massimo Vian, CEO for Product and Operations.

“By year’s end we will have substantially completed the integration of our businesses and we are already seeing the results of the various initiatives undertaken over the last twelve months. We therefore believe we can accelerate the growth of the Group starting in 2017, and keep it healthy and sustainable in the long run.”

Geographic segments: net sales and trends

Net sales (millions of Euro)	3Q 2015%		3Q 2016%		Change at constant exchange rates[2]	Change at current exchange rates
North America adj.(3,5)	1,357	62%	1,347	61%	-0.3%	-0.7%
Wholesale	265	12%	234	11%	-11.2%	-11.6%
Retail adj.(3,5)	1,092	50%	1,113	50%	+2.4%	+1.9%
Europe	367	17%	386	17%	+8.3%	+5.2%
Asia-Pacific	271	12%	283	13%	-0.2%	+4.5%
Latin America	125	6%	134	6%	+6.8%	+6.9%
Rest of the World	80	3%	75	3%	-5.0%	-5.9%
Group total adj.(3,5)	2,199	100%	2,225	100%	+1.4%	+1.2%
North America rep.	1,313		1,347		+3.1%	+2.6%
Retail rep.	1,048		1,113		+6.7%	+6.2%
Group total rep.	2,155		2,225		+3.5%	+3.2%

Net sales (millions of Euro)	9M 2015%		9M 2016%		Change at constant exchange rates[2]	Change at current exchange rates
North America adj.(3,5)	4,097	59%	4,085	59%	+0.2%	-0.3%
Wholesale	833	12%	788	12%	-4.8%	-5.5%
Retail adj.(3,5)	3,264	47%	3,297	47%	+1.5%	+1.0%
Europe	1,323	19%	1,368	20%	+5.7%	+3.3%
Asia-Pacific	886	13%	873	13%	-0.6%	-1.5%
Latin America	387	6%	382	5%	+11.0%	-1.4%
Rest of the World	258	3%	237	3%	-6.0%	-8.1%
Group total adj.(3,5)	6,952	100%	6,944	100%	+1.5%	-0.1%
North America rep.	3,967		4,085		+3.5%	+3.0%
Retail rep.	3,134		3,297		+5.7%	+5.2%
Group total rep.	6,822		6,944		+3.5%	+1.8%

North America

In the third quarter of 2016, net sales at constant exchange rates2 in North America remained largely unchanged compared to the corresponding period of 2015, showing growth in the Retail segment which increased net sales by 2.4% compared to adjusted3,5 net sales in the third quarter of 2015 at constant exchange rates2. Additionally, net sales in North America accelerated compared to the first half of the year. Rising net sales for both Sunglass Hut and the optical retail brands, up by 8% and 1.8% respectively, drove the Retail segment’s performance.

The Wholesale segment’s net sales declined by approximately 11% in the third quarter which is primarily attributable to the enforcement of the Group’s “MAP policy” and the integration of the Oakley sport channel, although sales for the first few weeks of October are already showing signs of a turnaround.

Europe

Europe continued to be an area of solid growth for the Group in the third quarter with a total increase of 8.3% in net sales at constant exchange rates2 which is in addition to the strong top-line results reported in the same period of 2015. All markets in the region contributed to these results, with the exception of Turkey, which recorded a decline in sales after years of strong growth.

The Retail segment also contributed to the third quarter’s strong results, particularly in the UK, Iberia and in Germany, with a strong acceleration in net sales over the first half of the year. Results were supported by the success of the latest collections, in particular Ray-Ban and Oakley, by the excellent sun season and the rising number of Sunglass Hut stores in travel retail locations and in Galeries Lafayette.

Asia-Pacific

The Asia-Pacific region closed the third quarter with net sales essentially unchanged at constant exchange rates2 (+4.5% at current exchange rates), driven by positive contributions from Japan, Korea, India and Southeast Asia.

In Mainland China, the Group’s revised distribution policies aimed at ensuring greater direct geographic coverage and enhanced quality of service lowered the Wholesale segment’s results. The termination of several independent distributor relationships set the stage for healthier and sustainable growth in the long term. The Retail segment, on the other hand, highlighted positive results for Sunglass Hut and LensCrafters, as well as an excellent reception for the first 37 Ray-Ban stores, which are targeted to grow to 70 stores by year-end.

Hong Kong showed the first signs of recovery, and in Australia, OPSM continues to generate growing comparable store sales4 due to the assortment changes and distribution policies implemented in the first half of the year.

Latin America

Latin America’s positive trend continued in the third quarter with sales up by 6.9%. The Group is growing by double-digits in Mexico and reinforces its market share in the Brazilian market, where it maintains a positive performance at constant exchange rates2 in the first nine months, although the prolonged recession in the country is partially reflected in the quarter.

The Retail segment recorded strong progress in sales of GMO, especially in Chile, Peru and Colombia, as well as Sunglass Hut in Mexico and the Andean region.

§

Results for the third quarter and nine months of 2016 will be discussed today during a conference call with the financial community starting at 12:30PM US EDT (4:30PM UTC, 6:30PM CEST). The call will be available via live webcast and can be accessed at Luxottica Group’s corporate website at http://www.luxottica.com/en/investors/results-and-presentations/webcasts.

The officer responsible for preparing the Company’s financial reports, Stefano Grassi, declares, pursuant to Article 154-bis, Section 2 of the Consolidated Law on Finance, that the accounting information contained in this press release is consistent with the data in the supporting documents, books of accounts and other accounting records.

Contacts

Alessandra Senici

Group Investor Relations and Corporate Communications Director

Tel.: +39 (02) 8633 4870

Email: InvestorRelations@luxottica.com

http://www.luxottica.com/en/investors/contacts

Marco Catalani

Group Corporate Media Relations Senior Manager

Tel.: +39 (02) 8633 4470

Email: corporate.communication@luxottica.com

Notes to the press release

1 Comparisons, including percentage changes, are between the three and nine-month periods ended September 30, 2016 and 2015.

2 Figures at constant exchange rates have been calculated using the average exchange rates in effect for the corresponding period in the previous year. For further information, please refer to the attached tables.

3 Adjusted net sales is not a measure in accordance with IFRS. For further information, please refer to the attached table.

4 “Comps” or “Comparable store sales” reflect the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period, and applies to both periods the average exchange rate for the prior period and the same geographic area.

5 The adjusted data for the three-month and nine-month periods ended September 30, 2015 does not take into account a change in the presentation of a component of EyeMed net sales that was previously included on a gross basis and in 2015 was included on a net basis due to a change in the terms of an insurance underwriting agreement (the “EyeMed adjustment”), resulting in a reduction to net sales on a reported basis of approximately Euro 44 million in the three-month period and approximately Euro 130 million in the nine-month period ended September 30, 2015. The EyeMed adjustment will no longer be applicable commencing with the first quarter of 2016 due to a modification to this insurance underwriting agreement.

Luxottica Group S.p.A.

Luxottica is a leader in the design, manufacture and distribution of fashion, luxury and sports eyewear. Its portfolio includes proprietary brands such as Ray-Ban, Oakley, Vogue Eyewear, Persol, Oliver Peoples and Alain Mikli, as well as licensed brands including Giorgio Armani, Burberry, Bulgari, Chanel, Coach, Dolce&Gabbana, Michael Kors, Prada, Ralph Lauren, Tiffany & Co. and Versace. The Group’s global wholesale distribution network covers more than 150 countries and is complemented by an extensive retail network of over 7,400 stores, with LensCrafters and Pearle Vision in North America, OPSM and LensCrafters in Asia-Pacific, GMO in Latin America and Sunglass Hut worldwide. In 2015, Luxottica posted net sales of approximately Euro 9 billion and approximately 79,000 employees. Additional information on the Group is available at www.luxottica.com.

Safe Harbor Statement

Certain statements in this press release may constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, the ability to manage the effects of the current uncertain international economic outlook, the ability to successfully acquire and integrate new businesses, the ability to predict future economic conditions and changes to consumer preferences, the ability to successfully introduce and market new products, the ability to maintain an efficient distribution network, the ability to set and achieve our business objectives and manage growth, the ability to negotiate and maintain favorable license agreements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, changes in local conditions, the ability to protect intellectual property, the ability to maintain relationships with those hosting our stores, any failure of information technology, inventory and other asset-related risks, credit risk on our accounts, insurance risks, changes in tax laws as well as other political, economic, legal and technological factors and other risks and uncertainties described in Luxottica Group’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and we do not assume any obligation to update them.

-  APPENDIX FOLLOWS -

Net sales in the third quarter in EUR and USD

(millions)	3Q 2016	3Q 2015	% Change

Net sales in EUR	2,225	2,155	+3.2%

Net sales in USD	2,484	2,396	+3.7%

Average exchange rate (in USD per EUR): 1.1166 in 2016; 1.1117 in 2015

Net sales in the first nine months in EUR and USD

(millions)	9M 2016	9M 2015	% Change

Net sales in EUR	6,944	6,822	+1.8%

Net sales in USD	7,751	7,602	+2.0%

Average exchange rate (in USD per EUR): 1.1162 in 2016; 1.1144 in 2015

Major currencies

Average exchange rates per EUR 1	3Q 2016	9M 2016	FY 2015	3Q 2015	9M 2015

USD	1.1166	1.1162	1.1095	1.1117	1.1144

AUD	1.4717	1.5048	1.4777	1.5331	1.4631

GBP	0.8497	0.8030	0.7259	0.7173	0.7271

CNY	7.4432	7.3466	6.9733	7.0083	6.9641

JPY	114.2918	120.9523	134.3140	135.8635	134.7776

Non-IFRS Measures: reconciliation between reported and adjusted measures

(millions of Euro)	Net sales 3Q 2016	Net sales 9M 2016	Net sales 3Q 2015	Net sales 9M 2015

Luxottica Group

Reported	2,225	6,944	2,155	6,822

- EyeMed adjustment	--	--	44	130

Adjusted	2,225	6,944	2,199	6,952

Retail segment

Reported	1,425	4,174	1,329	3,988

- EyeMed adjustment	--	--	44	130

Adjusted	1,425	4,174	1,373	4,118

We have reported adjusted net sales to take into account the impact of sales from the EyeMed division in 2015. Following the modification of an EyeMed reinsurance agreement with an existing underwriter, the Group assumed less reinsurance revenues and less claims expense in 2015. The impact of this contract for the three-month period and nine-month period ended September 30, 2015 was, respectively, Euro 44 million and Euro 130 million (the “Eyemed adjustment”). The EyeMed adjustment will no longer be applicable commencing with the first quarter of 2016 due to a modification to this insurance underwriting agreement.

The Company believes that adjusted measures are useful to both management and investors in evaluating the Company’s performance compared with that of other companies in its industry. The adjusted measure referenced above is not a measure of performance in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). We include this adjusted measure in this presentation in order to provide a supplemental view of operations that excludes items that are unusual, infrequent or unrelated to our ongoing core operations. This adjusted measure is not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IFRS. Rather, any non-IFRS measure should be used as a supplement to IFRS results to assist the reader in better understanding the operational performance of the Company. The Company cautions that any adjusted measure is not a defined term under IFRS and any definition should be carefully reviewed and understood by investors. Investors should be aware that Luxottica Group’s method of calculating any adjusted measure may differ from methods used by other companies. The Company recognizes that there are limitations in the usefulness of adjusted measures due to the subjective nature of items excluded by management in calculating adjusted comparisons. We compensate for the foregoing limitations by using any adjusted measure as a comparative tool, together with IFRS measures, to assist in the evaluation of our operating performance.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ Stefano Grassi
Date: October 24, 2016		STEFANO GRASSI
CHIEF FINANCIAL OFFICER